Rize Up Bakery LLC

Profit and Loss

January - December 2021

	TOTAL
Income	**$241,229.35**
Cost of Goods Sold	
Cost of labor - COS	**35,434.95**
Other COGS	
Rent & Lease	3,450.00
Total Other COGS	**3,450.00**
Raw Materials	**46,110.07**
Total Cost of Goods Sold	**$84,995.02**
GROSS PROFIT	**$156,234.33**
Expenses	
Advertising & Marketing	12,844.59
Auto	**13,263.79**
Bank Charges & Fees	572.14
Contractors	25,620.16
Depreciation Expense	13,891.91
Donations	500.00
Dues & Subscriptions	3,625.57
Farmers Market	380.85
Fixed Overhead	
Insurance	1,757.00
Janitorial	3,879.50
Legal & Professional Services	3,911.27
Rent	31,050.00
Taxes & Licenses	3,154.17
Telephone & Internet	6,433.50
Utilities	12,722.15
Total Fixed Overhead	**62,907.59**
Job Supplies	10,275.00
Meals & Entertainment	927.97
Merchant Service Fees	**4,956.23**
Miscellaneous Expense	1,428.59
Office Expenses	10,304.01
Office Supplies & Software	1,532.39
Payroll Tax Expense	2,592.29
Repairs & Maintenance	**16,974.29**
Shipping, Freight & Delivery - COS	7,674.40
Smallwares	10,990.43
Supplies	828.29
Uniforms	114.00
Wages Expense	28,258.45
Total Expenses	**$230,462.94**
NET OPERATING INCOME	**$ -74,228.61**
Other Income	**$635.70**

Rize Up Bakery LLC

Profit and Loss

January - December 2021

	TOTAL
NET OTHER INCOME	**$635.70**
NET INCOME	**$ -73,592.91**

Rize Up Bakery LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$22,658.16**
Accounts Receivable	**$282.30**
Other Current Assets	
Prepaid Rent	5,042.20
Total Other Current Assets	**$5,042.20**
Total Current Assets	**$27,982.66**
Fixed Assets	
Accumulated Depreciation	-49,658.91
Leasehold Improvements	**9,625.17**
Machinery & Equipment	
Baguetts Machine	12,491.88
Delivery Truck	6,000.00
Delivery Van	48,781.18
Dough Producing Machine (Rounder)	8,726.30
Equipment (2020)	35,767.00
Hydraulic Divider	11,392.50
Kitchen Appliances (2020)	13,758.00
Mixer	5,500.00
Ovens	32,333.26
Water Meter	4,068.76
Total Machinery & Equipment	**178,818.88**
Total Fixed Assets	**$138,785.14**
TOTAL ASSETS	**$166,767.80**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$1,505.49**
Other Current Liabilities	**$778.14**
Total Current Liabilities	**$2,283.63**
Total Liabilities	**$2,283.63**
Equity	
Opening Balance Equity	26,798.94
Owner’s Investment	**233,916.46**
Owner’s Pay & Personal Expenses	-627.32
Retained Earnings	-22,011.00
Net Income	-73,592.91
Total Equity	**$164,484.17**
TOTAL LIABILITIES AND EQUITY	**$166,767.80**

Rize Up Bakery LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-73,592.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-282.30
Prepaid Rent	-5,042.20
Accumulated Depreciation	13,891.91
Credit Card	1,505.49
California Department of Tax and Fee Administration Payable	0.00
Payroll Tax Payable	734.94
Sales Tax Payable	43.20
Wages Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,851.04**
Net cash provided by operating activities	**$ -62,741.87**
INVESTING ACTIVITIES	
Leasehold Improvements	-1,940.17
Leasehold Improvements:Electrical	-7,685.00
Machinery & Equipment:Baguetts Machine	-12,491.88
Machinery & Equipment:Delivery Truck	-6,000.00
Machinery & Equipment:Delivery Van	-48,781.18
Machinery & Equipment:Dough Producing Machine (Rounder)	-8,726.30
Machinery & Equipment:Hydraulic Divider	-11,392.50
Machinery & Equipment:Mixer	-5,500.00
Machinery & Equipment:Ovens	-32,333.26
Machinery & Equipment:Water Meter	-4,068.76
Net cash provided by investing activities	**$ -138,919.05**
FINANCING ACTIVITIES	
Owner’s Investment	198,147.46
Owner’s Investment:Shopify Transfers	0.00
Owner’s Pay & Personal Expenses	-627.32
Net cash provided by financing activities	**$197,520.14**
NET CASH INCREASE FOR PERIOD	**$ -4,140.78**
Cash at beginning of period	26,798.94
CASH AT END OF PERIOD	**$22,658.16**